Exhibit 12.1
STATEMENT OF THE COMPUTATION OF THE
RATIO OF EARNINGS TO FIXED CHARGES

						Six Months
	Year Ended					Ended
	December 31,					June 30,
	2004	2005	2006	2007	2008	2009
Fixed Charges:
Interest Expense	139.4	148.1	163.2	161.4	208.8	100.8
Amortization of Debt Issue Costs	8.7	8.3	8.8	6.8	7.9	4.1
Capitalized Interest	3.8	2.5	0.6	0.4	1.8	1.4
Interest Factor in Rent Expense	3.8	4.0	4.1	5.0	12.5	5.8

FIXED CHARGES	155.7	162.9	176.7	173.6	231.0	112.1

Earnings:
(Loss) Income from Continuing Operations Before Income Tax	(34.6)	(68.1)	(76.6)	(25.2)	(64.4)	10.8
Dividends Received, Net of Earnings in Equity Affiliates	(0.4)	1.1	0.0	(0.2)	0.3	0.9
Fixed Charges	155.7	162.9	176.7	173.6	231.0	112.1
Capitalized Interest	(3.8)	(2.5)	(0.6)	(0.4)	(1.8)	(1.4)
Amortization of Capitalized Interest	1.3	1.6	1.6	1.6	1.8	1.1

EARNINGS	118.2	95.0	101.1	149.4	166.9	123.5

Ratio of Earnings to Fixed Charges	0.8	0.6	0.6	0.9	0.7	1.1